UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 ____________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                                   Genset SA
                               (Name of Issuer)

                       Ordinary Shares, nominal value FF17

                        (Title of Class of Securities)

                                  37244T10
                                (CUSIP Number)
 Robert Lynch, Esq.                           with copies to:
 Managing Director                            Donald P. Madden, Esq.
 Deutsche Bank                                White & Case
 North America                                1155 Avenue of the
 Holding Corp.                                Americas
 31 West 52nd Street                          New York, NY 10036
 New York, NY 10019                           212-819-8800
 212-474-8600


  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  June, 1996
         ____________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).


                              Page 1 of __ Pages
                       Exhibit Index Appears on page   .

                                                            SCHEDULE 13D


   CUSIP No. [________]                                       Page 2 of ___ Pages



   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Deutsche Bank AG
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) ( )
                                                                                                (b) ( )

   3    SEC USE ONLY


   4    SOURCE OF FUNDS
          OO

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                    ( )
        PURSUANT TO ITEMS 2(d) or 2(e)
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Federal Republic of Germany

  NUMBER OF SHARES                 7      SOLE VOTING POWER
  BENEFICIALLY OWNED BY EACH                0
  REPORTING PERSON WITH
                                   8      SHARED VOTING POWER
                                            514,692
                                   9      SOLE DISPOSITIVE POWER
                                            0

                                   10     SHARED DISPOSITIVE POWER
                                            621,333

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          621,333
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                                              ( )

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.01%

  14    TYPE OF REPORTING PERSON

          HC, BK, CO

                                                            SCHEDULE 13D


   CUSIP No. [________]                                       Page 3 of ___ Pages



   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Morgan Grenfell Asset Management Limited
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) ( )
                                                                                                (b) ( )

   3    SEC USE ONLY


   4    SOURCE OF FUNDS
          OO

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                    ( )
        PURSUANT TO ITEMS 2(d) or 2(e)
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
          [England and Wales]

  NUMBER OF SHARES                 7      SOLE VOTING POWER
  BENEFICIALLY OWNED BY EACH                0
  REPORTING PERSON WITH
                                   8      SHARED VOTING POWER
                                            514,692
                                   9      SOLE DISPOSITIVE POWER
                                            0

                                   10     SHARED DISPOSITIVE POWER
                                            621,333

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          621,333
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                                              ( )

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.01%

  14    TYPE OF REPORTING PERSON
          HC, IA

                                                            SCHEDULE 13D


   CUSIP No. [________]                                       Page 4 of ___ Pages



   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Morgan Grenfell Investment Management Limited
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) ( )
                                                                                                (b) ( )

   3    SEC USE ONLY


   4    SOURCE OF FUNDS
          OO

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                    ( )
        PURSUANT TO ITEMS 2(d) or 2(e)
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
          [England and Wales]

  NUMBER OF SHARES                 7      SOLE VOTING POWER
  BENEFICIALLY OWNED BY EACH                0
  REPORTING PERSON WITH
                                   8      SHARED VOTING POWER
                                            444,280
                                   9      SOLE DISPOSITIVE POWER
                                            0

                                   10     SHARED DISPOSITIVE POWER
                                            534,465

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          534,465
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                                              ( )

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.75%

  14    TYPE OF REPORTING PERSON

          IA, CO


ITEM 1.   SECURITY AND ISSUER

          This statement on Schedule 13D relates to the ordinary shares, nominal value FF 17 per share (the "Ordinary Shares"), of Genset SA ("Genset"), the principal executive offices of which are located at 42, rue Royale, 75008 Paris, France. In some cases, such Ordinary Shares are represented by American Depositary Receipts ("ADRs"), each of which is equivalent to one-third of one Ordinary Share. References herein to Ordinary Shares are references also to ADRs unless the context otherwise requires.


ITEM 2.   IDENTITY AND BACKGROUND

          This statement on Schedule 13D is being filed by Deutsche Bank AG ("DBAG"), Morgan Grenfell Asset Management Limited ("MGAM") and Morgan Grenfell Investment Management Limited, ("MGIM" and, together with DBAG and MGAM, the "Reporting Persons").

          The principal business of DBAG is the provision of financial and related services. DBAG is the largest banking institution in the Federal Republic of Germany and is the parent company of a group consisting of banks, capital market and fund management companies, mortgage banks and property finance companies, installment financing and leasing companies, insurance companies, research and consultancy companies and other companies. DBAG is organized under the laws of the Federal Republic of Germany, and the address of its principal place of business is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

          MGAM is an indirect wholly-owned subsidiary of DBAG. The principal business of MGAM is as an investment management holding company. MGAM is organized under the laws of England and Wales, and the address of its principal place of business is 20 Finsbury Circus, London EC2M 1NB, England.

          MGIM is a wholly-owned subsidiary of MGAM. The principal business of MGIM is as an investment management company. MGIM is organized under the laws of England and Wales, and the address of its principal place of business is 20 Finsbury Circus, London EC2M 1NB, England.

          The attached Schedule A is a list of the executive officers and directors of the Reporting Persons which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

          During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons named on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          This Schedule 13D does not describe certain intermediate holding companies within the Deutsche Bank group structure. Such holding companies exercise no material influence over the voting or disposition of the securities covered by this Schedule 13D, except to the extent that they may have officers and directors in common with the companies described herein.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          MGIM, Morgan Grenfell Investment Services Limited ("MGIS") and Morgan Grenfell International Funds Management Limited ("MGIFM," and together with MGIM and MGIS, the "MGAM Managers"), are wholly-owned subsidiaries of MGAM. Since the June 1996 initial public offering of the ADRs, the MGAM Managers have purchased Ordinary Shares and ADRs in open market transactions at market prices. Since June 1996, market prices for the Ordinary Shares and ADRs have ranged from a high of 380 French francs to a low of 230 French francs per Ordinary Share and from a high of $25.25 to a low of $13.25 per ADR.

          The purchases were made by the MGAM Managers for investment fund accounts over which they exercise discretion. Accordingly, the source of funds used to effectuate the purchases was client funds held in such accounts.


ITEM 4.   PURPOSE OF THE TRANSACTION

          The MGAM Managers acquired the Ordinary Shares in the ordinary course of their business as investment management companies.

          None of the Reporting Persons and, to the best knowledge of any of the Reporting Persons, none of the persons set forth on Schedule A, has any current plans or proposals that relate to or would result in (a) the acquisi-tion by any person of additional securities of Genset or the disposition of securities of Genset; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of Genset or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of Genset or any of its subsidiaries; (d) any change in the present board of directors or management of Genset, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Genset; (f) any other material change in Genset's business or corporate structure; (g) changes in Genset's charter, by-laws or instruments corresponding thereto, or other actions which may impede the acquisition of the control of Genset by any person; (h) any of Genset's securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) any of Genset's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

          Notwithstanding the foregoing, the Reporting Persons, acting directly and, in the case of DBAG and MGAM, indirectly through the MGAM Managers or other direct or indirect wholly-owned subsidiaries, may in the future determine to acquire additional Ordinary Shares or to dispose of Ordinary Shares in the ordinary course of their business as investment management companies.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) (i) DBAG may be deemed the beneficial owner of 621,333 Ordinary Shares, constituting beneficial ownership of 9.01% of the total outstanding Ordinary Shares, based on 6,898,685 Ordinary Shares outstanding as of March 31, 1997.

          (ii) MGAM may be deemed the beneficial owner of 621,333 Ordinary Shares, constituting beneficial ownership of 9.01% of the total outstanding Ordinary Shares, based on 6,898,685 Ordinary Shares outstanding as of March 31, 1997.

          (iii) MGIM may be deemed the beneficial owner of 534,465 Ordinary Shares, constituting beneficial ownership of 7.75% of the total outstanding Ordinary Shares, based on 6,898,685 Ordinary Shares outstanding as of March 31, 1997.

          (iv) None of the persons listed in Schedule A is the beneficial owner of outstanding Ordinary Shares.

          (b) (i) DBAG does not have the sole power to dispose of or direct the disposition of any Ordinary Shares, nor does DBAG have the sole power to vote or direct the vote of any Ordinary Shares.

          DBAG may be deemed to have shared power with MGAM, the MGAM Managers and the holders of the relevant discretionary asset management accounts to dispose of or direct the disposition of 621,333 Ordinary Shares and to vote or direct the vote of 514,692 Ordinary Shares beneficially owned by it due to its ownership and control of MGAM and the MGAM Managers.

          (ii) MGAM does not have the sole power to dispose of or direct the disposition of any Ordinary Shares, nor does MGAM have the sole power to vote or direct the vote of any Ordinary Shares.

          MGAM may be deemed to have shared power with DBAG, the MGAM Managers and the holders of the relevant discretionary asset management accounts to dispose of or direct the disposition of 621,333 Ordinary Shares and to vote or direct the vote of 514,692 Ordinary Shares beneficially owned by it due to its ownership and control of the MGAM Managers.

          (iii) MGIM does not have the sole power to dispose of or direct the disposition of any Ordinary Shares, nor does MGIM have the sole power to vote or direct the vote of any Ordinary Shares.

          MGIM may be deemed to have shared power with DBAG, MGAM and the holders of the relevant discretionary asset management accounts to dispose of or direct the disposition of 534,465 Ordinary Shares and to vote or direct the vote of 444,280 Ordinary Shares.

          In compliance with Item 5(b), the applicable information required by
Item 2 is provided below for each of the MGAM Managers (other than MGIM for which the applicable information required by Item 2 is provided in Item 2 above) with whom MGAM and DBAG may be deemed to share the power to dispose of or direct the disposition of 621,333 Ordinary Shares and to vote or direct the vote of 514,692 Ordinary Shares.

          MGIS is a wholly-owned subsidiary of MGAM. The principal business of MGIS is as an investment management company. MGIS is organized under the laws of England and Wales, and the address of its principal place of business is 20 Finsbury Circus, London, EC2M 1NB, England.


          MGIFM is a wholly-owned subsidiary of MGAM. The principal business of MGIFM is as an investment management company. MGIFM is organized under the laws of England and Wales, and the address of its principal place of business is 20 Finsbury Circus, London, EC2M 1NB, England.

          During the last five years, neither MGIS nor MGIFM has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

          (c)  (i)   During the past sixty days, DBAG acquired or disposed of
beneficial ownership of Ordinary Shares as a result of market transactions carried out by the MGAM Managers. Such purchases are set forth in Schedule B attached hereto.

          (ii) During the past sixty days, MGAM acquired or disposed of beneficial ownership of Ordinary Shares as a result of market transactions carried out by the MGAM Managers. Such purchases are set forth in Schedule B attached hereto.

          (iii) During the past sixty days, MGIM acquired or disposed of beneficial ownership of Ordinary Shares as a result of market transactions carried out by MGIM. Such purchases are set forth in Schedule B attached hereto.

          (d)   All dividends received on Ordinary Shares described in this
Schedule 13D and proceeds from the sale thereof are received for the benefit of clients on whose behalf such Ordinary Shares have been acquired.

          (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the individuals identified in Schedule A has any contract, arrangement, understanding or relationship with any person with respect to any security of Genset.


ITEM 7.   Material to be filed as Exhibits:

Exhibit No.                      Description

    1           Consent of Morgan Grenfell Asset Management Limited

    2           Consent of Morgan Grenfell Investment Management Limited

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 31, 1997

                              DEUTSCHE BANK AG

                              By: /s/ Dieter Eisele
                              --------------------------
                              Name:  Dr. Dieter Eisele
                              Title:  Head of Compliance



                              By: /s/ Rondal Eric Powell
                              --------------------------
                              Name:  Rondal Eric Powell
                              Title:  Vice President

                                                                    SCHEDULE A


I.   DBAG


          Each person named below is a director or executive officer of DBAG, whose principal business is described above in Item 2.

                                                                                                       Present Principal
             Name and Citizenship                           Business Address                       Occupation or Employment

 Carl L. von Boehm-Bezing                       Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany

 Dr. Rolf-E. Breuer                             Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany

 Michael Dobson                                 Deutsche Bank AG                           Member of the Board of Managing
 United Kingdom                                 Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany

 Dr. Michael Endres                             Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany

 Dr. Tessen von Heydebreck                      Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany

 Dr. Jurgen Krumnow                             Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany

 Georg Krupp                                    Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany

 Dr. Ronaldo H. Schmitz                         Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany

 Dr. Josef Ackermann                            Deutsche Bank AG                           Member of the Board of Managing
 Swiss                                          Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany

 Dr. Ulrich Weiss                               Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany


II.  MGAM



          Each person named below is a director or executive officer of MGAM, whose principal business is described above in Item 2.

                                                                                                 Present Principal Occupation or
          Name and Citizenship                            Business Address                                  Employment


 David W. Baldt                          Morgan Grenfell Capital                              Member of the Board of Managing
 American                                Management Incorporated                              Directors, Morgan Grenfell Asset
                                         1435 Walnut Street                                   Management Limited
                                         4th Floor
                                         Philadelphia, PA 19102, USA

 Graham D. Bamping                       Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB

 Henry C. Benson                         Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Colin M. Brown                          Morgan Grenfell Development                          Member of the Board of Managing
 British                                 Capital Limited                                      Directors, Morgan Grenfell Asset
                                         23 Great Winchester Street                           Management Limited
                                         London, England
                                         EC2P 2AX

 Michael Bullock                         Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Simon J. Cooke                          Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB


 Anthony J. Creighton                    Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB

 David T. Cumming                        Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors,
                                         20 Finsbury Circus                                   Morgan Grenfell Asset
                                         London, England                                      Management Limited
                                         EC2M 1NB
 Richard M. Curling                      Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB

 Charles Z. Curtis                       Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB

 Roger J. Curtis                         Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Susanna F. Davies                       Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB

 Michael W.R. Dobson                     Deutsche Morgan Grenfell Group Plc                   Chairman of the Board of Managing
 British                                 23 Great Winchester Street                           Directors, Morgan Grenfell Asset
                                         London, England                                      Management Limited
                                         EC2P 2AX

 Patrick W.W. Disney                     Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Ernst L. Drayss                         Deutsche Bank AG                                     Member of the Board of Managing
 German                                  Taunusanlage 12                                      Directors, Deutsche Asset Management
                                         60325 Frankfurt                                      GmbH
                                         The Federal Republic of Germany

 Neil R. Dunford                         Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 William P. Dwerryhouse                  Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB

 Charles J.M. Franklin                   Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB

 James G. Fox                            Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Adrian C. Frost                         Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB

 James C.W. Goulding                     Morgan Grenfell Investment                           Member of the Board
 British                                 Management (Asia) Ltd                                of Managing
                                         20 Raffles Place                                     Directors, Morgan
                                         #25-08 Ocean Towers                                  Grenfell Asset
                                         Singapore 0104                                       Management Limited

 Martin A. Hall                          Morgan Grenfell Capital                              Member of the Board of Managing
 British                                 Management Incorporated                              Directors, Morgan Grenfell Asset
                                         1435 Walnut Street                                   Management Limited
                                         4th Floor
                                         Philadelphia, PA 19102, USA

 Gerald V. Hough                         Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB

 Julian R. Johnston                      Morgan Grenfell Asset                                Member of the Board of Managing
 American/French                         Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB

 Ian D. Kelson                           Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB


 Peter Lees                              Morgan Grenfell Asset                                Member of the Board
 British                                 Management Limited                                   of Managing
                                         20 Finsbury Circus                                   Directors, Morgan
                                         London, England                                      Grenfell Asset
                                         EC2M 1NB                                             Management Limited
 Jeremy G. Lodwick                       Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB

 The Honourable Charles Martyn-          Morgan Grenfell Asset                                Member of the Board
 Hemphill                                Management Limited                                   of Managing Directors, Morgan
 British                                 20 Finsbury Circus                                   Grenfell Asset Management Limited
                                         London, England
                                         EC2M 1NB

 P. McNaughton                           Morgan Grenfell Asset                                Member of the Board
 Irish                                   Management (Ireland) Limited                         of Managing Directors, Morgan
                                         Georges Dock House                                   Grenfell Asset Management Limited
                                         International Financial Centre
                                         1 Dublin
                                         Ireland

 William G. Michie                       Morgan Grenfell Asset                                Member of the Board of Managing
                                         Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB

 Herbert K. Michel                       Deutsche Bank AG                                     Member of the Board of Managing
 German                                  Taunusanlage 12                                      Directors, Deutsche Gesellschaft fur
                                         60323 Frankfurt                                      Fondsverwaltung mbH
                                         The Federal Republic of Germany
 James E. Minnick                        Morgan Grenfell Capital                              Member of the Board of Managing
 American                                Management Incorporated                              Directors, Morgan Grenfell Asset
                                         885 Third Avenue                                     Management Limited
                                         32nd Floor
                                         New York, NY  10022-4802 USA

 Stuart W. Mitchell                      Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB

 Roger P. Morris                         Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Norman L. Murray                        Morgan Grenfell Asset Management Limited             Member of the Board
 British                                 20 Finsbury Circus                                   of Managing Directors, Morgan
                                         London, England                                      Grenfell Asset Management Limited
                                         EC2M 1NB

 Christopher M. Phillips                 Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors,
                                         20 Finsbury Circus                                   Morgan Grenfell Asset Management
                                         London, England                                      Limited
                                         EC2M 1NB

 James A.J. Pulsford                     Deutsche Morgan Grenfell                             Member of the Board of Managing
 British                                 Asset Management (Japan)                             Directors, Morgan Grenfell Asset
                                         Ltd, 19th Floor, Akasaka Park Building, 5-2-20       Management Limited
                                         Akasaka, Minato-Ku, Tokyo 107

 Diane Seymour-Williams                  Morgan Grenfell Asset Management Limited             Member of the Board of Managing
 British                                 20 Finsbury Circus                                   Directors, Morgan Grenfell Asset
                                         London, England                                      Management Limited
                                         EC2M 1NB

 Robert H. Smith                         Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 William G.M. Thomas                     Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB

 Patrick N.C. Walker                     Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB

 Anthony Wilkinson                       Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Hitoshi Yamamoto                        Deutsche Morgan Grenfell                             Member of the Board of Managing
 Japanese                                Asset Management (Japan)                             Directors, Morgan Grenfell Asset
                                         Ltd, 19th Floor, Akasaka Park                        Management Limited
                                         Building, 5-2-20 Akasaka,
                                         Minato-Ku, Tokyo 107


III. MGIM


          Each person named below is a director or executive officer of MGIM, whose principal business is described above in Item 2.

                                                                                                 Present Principal Occupation or
          Name and Citizenship                            Business Address                                  Employment


 Stephen W. Barrow                       Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England EC2M 1NB

 Paul C. Berriman                        Morgan Grenfell Investment Management Limited        Member of the Board of Managing
 British                                 20 Finsbury Circus                                   Directors, Morgan Grenfell
                                         London                                               Investment Management Limited
                                         England
                                         EC2M 1NB

 Mark A. Burgess                         Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB
 William J. Chard                        Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB

 Shaun A. Coleman                        Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB
 Alastair N. Cuming                      Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB

 Charles J.C. Ekins                      Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB

 Nicholas P. Evans                       Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB

 Steven J. Evans                         Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB

 Peter N.S. Hanbury                      Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB
 Oliver R.C. Larminie                    Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB



 Alistair D. Morrison                    Morgan Grenfell Investment                           Member of the Board of Managing
                                         Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB
 John A. Murphy                          Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB

 Simon D. Peck                           Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB
 Nigel L. Ridge                          Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB

 Jane A. Simmons                         Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB

 Karl S. Sternberg                       Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB

 Davina Walter                           Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Asset Management Limited
                                         London
                                         England
                                         EC2M 1NB

 Rufus A.D. Warner                       Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Asset Management Limited
                                         London
                                         England
                                         EC2M 1NB

The following members of the Board of Managing Directors of Morgan Grenfell Investment Management Limited are also members of the Board of Managing Directors of Morgan Grenfell Asset Management Limited and their citizenships, business addresses and present principal occupations or employments are set forth in Part II of this Schedule A.

Neil R. Dunford
Anthony J. Creighton
Richard M. Curling
Charles Z. Curtis
Roger J. Curtis
Susanna F. Davies
William P. Dwerryhouse
Charles J.M. Franklin
Adrian C. Frost
James C.W. Goulding
Gerald V. Hough
Peter R. Lees
The Hon. Charles A. Martyn-Hemphill
William G.G. Michie
Stuart W. Mitchell
Roger P. Morris
Christopher M. Phillips
Anthony Wilkinson
Hitoshi Yamamoto

                                                                    SCHEDULE B


         Following are the transactions in Ordinary Shares effected by MGIM and the other MGAM Managers in the past 60 days.


 DATE       CUSTOMER                                              PURCHASE/SALE             NO. SHARES  PRICE (USD)

       TRADES BY DISCRETIONARY FUND MANAGED CLIENTS OF MORGAN GRENFELL INTERNATIONAL FUNDS MANAGEMENT LIMITED
 06/06/97   Morgan Grenfell International Funds Management        Purchase                     2,113        17.50
            Limited
 09/06/97   Morgan Grenfell International Funds Management        Purchase                     2,367        17.63
            Limited
 16/06/97   Morgan Grenfell International Funds Management        Termination of Client      -40,000
            Limited                                               A/c
 25/06/97   Morgan Grenfell International Funds Management        Purchase                     1,200        19.69
            Limited
 25/06/97   Morgan Grenfell International Funds Management        Purchase                     6,900        19.69
            Limited
 30/06/97   Morgan Grenfell International Funds Management        Purchase                       680        19.63
            Limited
 30/06/97   Morgan Grenfell International Funds Management        Purchase                     4,090        19.63
            Limited
 02/07/97   Morgan Grenfell International Funds Management        Purchase                       710        19.63
            Limited
 02/07/97   Morgan Grenfell International Funds Management        Purchase                      3690        19.63
            Limited
 02/07/97   Morgan Grenfell International Funds Management        Purchase                       560        19.50
            Limited
 12/06/97   Morgan Grenfell International Funds Management        Termination of Client       -9,000
            Limited                                               A/c

           TRADES BY DISCRETIONARY FUND MANAGED CLIENTS OF MORGAN GRENFELL INVESTMENT MANAGEMENT LIMITED

 02/06/97   Morgan Grenfell Investment Management Limited         Purchase                       970       290.73
 12/05/97   Morgan Grenfell Investment Management Limited         Purchase                     1,400        17.38
 12/05/97   Morgan Grenfell Investment Management Limited         Purchase                     6,780        17.38
 12/05/97   Morgan Grenfell Investment Management Limited         Purchase                       450        17.38
 12/05/97   Morgan Grenfell Investment Management Limited         Purchase                       375        17.38
 20/05/97   Morgan Grenfell Investment Management Limited         Purchase                     1,910        17.80
 27/05/97   Morgan Grenfell Investment Management Limited         Purchase                     2,000        17.63
 28/05/97   Morgan Grenfell Investment Management Limited         Purchase                     1,920        17.68
 29/05/97   Morgan Grenfell Investment Management Limited         Purchase                     2,929        17.80
 06/06/97   Morgan Grenfell Investment Management Limited         Purchase                     5,387        17.50
 09/06/97   Morgan Grenfell Investment Management Limited         Purchase                     6,033        17.63
 11/06/97   Morgan Grenfell Investment Management Limited         Purchase                     8,000        20.27
 16/06/97   Morgan Grenfell Investment Management Limited         Purchase                     1,025        20.75
 23/06/97   Morgan Grenfell Investment Management Limited         Purchase                    36,600        19.88
 24/06/97   Morgan Grenfell Investment Management Limited         Purchase                     6,500        19.88
 24/06/97   Morgan Grenfell Investment Management Limited         Sale                       -14,000        19.12
 24/06/97   Morgan Grenfell Investment Management Limited         Purchase                     9,241        20.00
 26/06/97   Morgan Grenfell Investment Management Limited         Purchase                       840        19.92
 02/07/97   Morgan Grenfell Investment Management Limited         Purchase                     1,151        19.51
 02/07/97   Morgan Grenfell Investment Management Limited         Purchase                       554        19.50
 02/07/97   Morgan Grenfell Investment Management Limited         Purchase                       695        19.50
 02/07/97   Morgan Grenfell Investment Management Limited         Purchase                     1,400        19.50
 02/07/97   Morgan Grenfell Investment Management Limited         Purchase                     1,005        19.50
 03/07/97   Morgan Grenfell Investment Management Limited         Sale                        -2,000        19.12

            TRADES BY DISCRETIONARY FUND MANAGED CLIENTS OF MORGAN GRENFELL INVESTMENT SERVICES LIMITED

 14/05/97   Morgan Grenfell Investment Services Limited           Sale                       -32,360        17.14
 24/06/97   Morgan Grenfell Investment Services Limited           Purchase                     5,159        20.00
 25/06/97   Morgan Grenfell Investment Services Limited           Purchase                     3,100        19.69

 25/06/97   Morgan Grenfell Investment Services Limited           Purchase                    13,700        19.69
 25/06/97   Morgan Grenfell Investment Services Limited           Purchase                     8,000        19.69
 25/06/97   Morgan Grenfell Investment Services Limited           Purchase                     7,100        19.69
 25/06/97   Morgan Grenfell Investment Services Limited           Purchase                       900        19.69
 25/06/97   Morgan Grenfell Investment Services Limited           Purchase                     9,100        19.69
 30/06/97   Morgan Grenfell Investment Services Limited           Purchase                     1,900        19.63
 30/06/97   Morgan Grenfell Investment Services Limited           Purchase                     8,290        19.63
 30/06/97   Morgan Grenfell Investment Services Limited           Purchase                     4,770        19.63
 30/06/97   Morgan Grenfell Investment Services Limited           Purchase                     4,280        19.63
 30/06/97   Morgan Grenfell Investment Services Limited           Purchase                       540        19.63
 30/06/97   Morgan Grenfell Investment Services Limited           Purchase                     5,450        19.63
 02/07/97   Morgan Grenfell Investment Services Limited           Purchase                     1,710        19.63
 02/07/97   Morgan Grenfell Investment Services Limited           Purchase                       225        19.50
 02/07/97   Morgan Grenfell Investment Services Limited           Purchase                     7,470        19.63
 02/07/97   Morgan Grenfell Investment Services Limited           Purchase                     1,141        19.50
 02/07/97   Morgan Grenfell Investment Services Limited           Purchase                       650        19.50
 02/07/97   Morgan Grenfell Investment Services Limited           Purchase                     4,300        19.63
 02/07/97   Morgan Grenfell Investment Services Limited           Purchase                     3,860        19.63
 02/07/97   Morgan Grenfell Investment Services Limited           Purchase                       590        19.50
 02/07/97   Morgan Grenfell Investment Services Limited           Purchase                       560        19.63
 02/07/97   Morgan Grenfell Investment Services Limited           Purchase                     4,900        19.63
 02/07/97   Morgan Grenfell Investment Services Limited           Purchase                       750        19.50


                                 EXHIBIT INDEX



Exhibit No.         Description

    1          Consent of Morgan Grenfell Asset Management
               Limited

    2          Consent of Morgan Grenfell Investment Management Limited